UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 4
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

THE WILLIAMS COMPANIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
5.50% Junior Subordinated Convertible Debentures due 2033
(Title of Class of Securities)
CUSIP Nos. 969457845 and 969457852
(CUSIP Number of Class of Securities)

James J. Bender, Esq.
Senior Vice President and General Counsel
The Williams Companies, Inc.
One Williams Center, Suite 4900
Tulsa, Oklahoma 74172
(918) 573-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Person)

COPIES TO:

Gibson, Dunn & Crutcher LLP
1801 California Street, Suite 4100
Denver, Colorado 80202-2641
(303) 298-5700
Attention: Richard M. Russo, Esq.

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐      third-party tender offer subject to Rule 14d-1
☑      issuer tender offer subject to Rule 13e-4
☐      going-private transaction subject to Rule 13e-3
☐      amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 4 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 17, 2005 and amended on December 22, 2005, December 29, 2005 and by The Williams Companies, Inc., a Delaware corporation (the “Company”), relating to the Company’s offer, to pay a cash premium to holders January 11, 2006 of any and all of the Company’s $299,987,000 principal amount outstanding 5.50% Junior Subordinated Convertible Debentures due 2033 (the “Debentures”), who converted their Debentures to shares of the Company’s common stock, $1.00 par value per share (“Common Stock”), upon the terms and subject to the conditions contained in the Conversion Offer Prospectus filed November 17, 2005 and as amended on December 29, 2005 and January 11, 2006 (the “Conversion Offer Prospectus”) and the related Letter of Transmittal, which are parts of the Company’s Registration Statement on Form S-4 filed November 17, 2005 and as amended on December 29, 2005 (SEC File No. 333-12779 and as the same may be further amended from time to time, the “Registration Statement”).
      The information set forth in the Registration Statement, including all filings incorporated therein by reference and any future filings incorporated therein by reference until the offering is completed, the Conversion Offer Prospectus and all exhibits thereto, and the accompanying Letter of Transmittal are hereby incorporated by reference.
     This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.
     This Amendment No. 4 is the final amendment to the schedule TO.

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Item 12. Exhibits.

EXHIBIT
NUMBER	DESCRIPTION
(a)(8)	Press release dated January 12, 2006 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Act of 1934)

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SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE WILLIAMS COMPANIES, INC.

By:	/s/ Brian K. Shore
Name:	Brian K. Shore
Title:	Secretary
Dated: January 12, 2006